Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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(212) 818-8881		(212) 818-8638
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jgallant@graubard.com

June 15, 2016

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Garnero Group Acquisition Co.

Preliminary Proxy Statement on Schedule 14A

Filed May 27, 2016 File No. 001-36482

Dear Mr. Reynolds:

On behalf of Garnero Group Acquisition Company (the “Company” or “GGAC”), we respond as follows to the Staff’s comment letter, dated June 14, 2016, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”).

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

General

1.	We note that you have not updated the financial statements for Q1 Comercial de Roupas S.A. or the disclosure in your Management’s Discussion and Analysis of Financial Condition and Results of Operation section for the corresponding time periods. Please explain to us why you believe financial statements are not material to a shareholder’s decision regarding the extension and conversion proposals.

We respectfully submit that the financial statements of Q1 Comercial do Roupas S.A. (“Grupo Colombo”) are not material to a shareholder’s decision regarding the extension for the following reasons:

●	The Company’s shareholders are not making a decision with respect to the business combination with Grupo Colombo at this time. Shareholders will have the opportunity to vote on the business combination at the shareholder meeting called for that purpose (the “Business Combination Meeting”), and will retain the right to convert their GGAC ordinary shares into a pro rata portion of the trust account if they do not approve of the business combination.

Securities and Exchange Commission

June 15, 2016

●	The extension is for a limited period of time (approximately one month) and is being requested in part to ensure that all material information (including with respect to Grupo Colombo’s debt restructuring) is available to the Company’s shareholders at the time that they make an investment decision with respect to the business combination.

●	If the extension is obtained, the Company plans to file a proxy supplement or revised proxy statement for use in connection with the Business Combination Meeting that includes updated financial information for Grupo Colombo, as well as information about the financial restructuring. Accordingly, if the extension is obtained, the Company’s shareholders will have the ability to review complete and current financial information regarding Grupo Colombo so that they can make an informed decision about the transaction.

In sum, because the extension is being sought partly to ensure the Company’s shareholders will have an opportunity to review complete and current information about the business combination at the time of the Business Combination Meeting, we believe the financial statements are not material to a shareholder’s decision at this time. Instead, we believe the relevant decision to be made by the Company’s shareholders is whether to permit the Company additional time to pursue the business combination based on the right to receive approximately $10.05 per share in the event that they ultimately choose to convert their shares.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Mario Garnero